[HCC Insurance Holdings, Inc. Letterhead]
December 30, 2005
United States Securities and Exchange Commission
Attn: Ibolya Ignat, Staff Accountant
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	HCC Insurance Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 16, 2005 File No. 001-13790
Dear Ms. Ignat:
We received your letter dated December 19, 2005. Please be advised that due to the holidays and other time off taken by key personnel that are needed to respond to the Commission’s comments, we will have difficulty in meeting the 10 business day deadline for response contained in the comment letter. Therefore, we respectfully request an extension of the deadline for filing our response to January 11, 2006.
Please confirm that the extension of the filing date is acceptable.
If you have any questions, please contact me at (713) 744-9683.
Very truly yours,
/s/ Edward H. Ellis, Jr.
Edward H. Ellis, Jr.
Executive Vice President and
Chief Financial Officer
HCC Insurance Holdings, Inc.

c:	Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Mr. Jim Atkinson Accounting Branch Chief